1-13330

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation
(Translation of Registrant's Name into English)

Indosat Building
Jalan Medan Merdeka Barat, 21
Jakarta 10110 - Indonesia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No ✓

(If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation

Date : April 17, 2002

By : ______________________________

Name : Hari Kartana
Title : President

INDOSAT

Our Ref.: 246/GUI/HM.110/02

April 17th, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
USA
Fax No.: (202) 9429525

Attn.: **Filing Desk**

Re. : Release on Indosat's Plan to Restructure Its Cellular Business

Dear Sir,

Herewith please find the Release on Indosat's Plan to Restructure Its Cellular Business, which is announced at April 17th, 2002.

Thank you for your attention.

Sincerely yours,

Hari Kartana
President

Jl. Medan Merdeka Barat 21
P.O.Box 2905, Jakarta 10110, Indonesia
Tel. : 021.381.0777, 380.2614
Fax.: 021.345.8155, 380.9633

INDOSAT

For Immediate Release :

INDOSAT ANNOUNCED PLAN TO RESTRUCTURE ITS CELLULAR BUSINESS

Jakarta, 17 April 2002 –Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk ("Indosat") announced today that following a series of preparation steps for an Initial Public Offering of Satelindo ("IPO"), it is decided that it is not possible to proceed the IPO during the current period. Therefore, Indosat will propose to the Satelindo's Extraordinary General Meeting of Shareholders to postpone the IPO plan until a later date.

Despite that, Indosat is still committed to restructure its cellular businesses in order to enhance Indosat's valuation. One of the key action in the short term is injecting additional capital to Satelindo amounting to US$ 75 million aimed to relieve Satelindo's debt covenant which restrict its annual Capital Expenditure. With the relieved covenant, Satelindo will be able to tap the opportunity in the rapid growth of cellular market in Indonesia that will strengthen Indosat's mobile business in the future.

Indosat is considering further implementation of synergies among its cellular business units and possible business restructuring.

Satelindo is Indosat's subsidiary in which Indosat holds an effective ownership of 75.0%. The company is the second largest GSM 900 operator in Indonesia serving around 1.8 million subscribers by year end 2001. Indosat also owns Indosat Multi Media Mobile (IM3), the leading GSM 1800 operator in Indonesia with around 148,000 subscribers by year end 2001.

Indosat is a full telecommunications network and service provider in Indonesia. Its shares are listed on the Jakarta and Surabaya Stock Exchanges and its American Depository Shares are listed on the New York Stock Exchange.

For further information please contact :
Corporate Communications Division
PT Indosat (Persero) Tbk
Phone : +62 21 3869153
Fax : +62 21 3804045
e-mail : investor@indosat.com
website : www.indosat.com

Jl. Medan Merdeka Barat 21
P.O.Box 2905, Jakarta 10110, Indonesia
Tel. : 021.381.0777, 380.2614
Fax.: 021.345.8155, 380.9633